350 WillowBrook Office Park

Fairport, NY 14450

Main (585) 598-0030•Fax (585) 248-2631

Polly Grunfeld Sack

Vice President, Secretary and General Counsel

Direct Dial (585) 598-0032•Fax (585) 248-9562

April 13, 2007

Ms. Heather Clark

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

RE:	GateHouse Media, Inc., (the “Company”)

Form 8-K, filed April 6, 2007

File No. 001-33091

Dear Ms. Clark:

On behalf of GateHouse Media, Inc. (the “Company”), I enclose for filing an amendment to the Current Report on Form 8-K, filed April 6, 2007, File No. 001-33091 (the “Amendment”).

The Amendment contains, among other items, revisions that have been made in response to comments received from the staff of the Securities and Exchange Commission (the “Staff”) in their letter dated April 11, 2007. Set forth below are the Company’s responses to the Staff’s comments.

General

1.	Comment: Please file a letter from your former accountant, indicating whether or not they agree with your disclosures in the Form 8-K.

Response: The Company provided KPMG LLP (“KPMG”) with a copy of the Current Report on Form 8-K both before and after filing the Form 8-K on EDGAR. The Company requested the exhibit letter on both occasions. Such letter has been subsequently provided by KPMG and is attached to the Amendment as Exhibit 16.1.

Other

2.	Comment: We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the Company and its management are in possession of all facts relating to a company’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Ms. Heather Clark

Securities and Exchange Commission

April 13, 2007

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Response: The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should members of the Staff have any questions or require any additional information, they should call the undersigned at (585) 598-0032.

Very truly yours,

/s/ Polly Grunfeld Sack

Polly Grunfeld Sack
Vice President, Secretary and General Counsel

cc: Michael E. Reed
Mark Thompson
The New York Stock Exchange